Exhibit 3

Freedom Resources Enterprises, Inc.
4265 San Felipe Street, Suite 1100
Houston, Texas  77027

June 10, 2010

Latin-American Fuels Corporation
Carrera 1 No. 68-27 Of. 201, Bogota, Colombia
Attn: Fernando Casas Torres, President

Re:	Stock Repurchase Agreement

Dear Mr. Torres:

This letter agreement (the “Agreement”) is by and among Freedom Resources Enterprises, Inc., a Nevada corporation (the “Company”), Latin-American Fuels Corporation (“Latin-American”), and Fernando Torres Casas (“Torres”).  Capitalized terms used in this Agreement are defined on Annex 1 hereto.

Reference is made to that certain Stock Purchase Agreement, dated the date hereof, by and among Life Power & Fuels LLC, a Delaware limited liability company (“LIFE”), Daniel Carlson, Renee Grossman, the Edward and Theresa Mooney Revocable Living Trust, and Latin-American, pursuant to which Latin-American purchased 9,000,000 shares (the “Shares”) of common stock, par value $0.001 per share, of the Company from LIFE for aggregate consideration of $17,751.48.

This Agreement will confirm our understanding and agreement that the Shares shall be subject to the restrictions set forth here (in addition restrictions pursuant to applicable securities laws) .. We agree as follows:

1. Restricted Shares and Vesting. As of the date of this Agreement, all of the Shares shall be subject to a risk of forfeiture or repurchase by the Company based upon (i) Torres’ continued employment with the Company in accordance with this Section (the Shares, while and to the extent so subject to the risk of forfeiture or repurchase, being hereafter referred to as “Restricted Shares”).  Restricted Shares shall vest and no longer be subject to forfeiture or repurchase as follows:

Latin-American Fuels Corporation
June 10, 2010

(a) Time Based Vesting. The Restricted Shares shall vest as follows: (i) 3,000,000 Restricted Shares shall immediately vest on June 10, 2010, (ii) an additional 3,000,000 Restricted Shares shall vest on June 10, 2011, and (iii) the final 3,000,000 Restricted Shares shall vest on June 10, 2012.  The Company may, in its sole discretion accelerate the vesting of any and all Restricted Shares upon a Termination solely due to the death of Torres prior to June 10, 2012. The foregoing Share amounts shall be subject to adjustment upon the occurrence of any stock split, stock combination or the like.

(b) Termination for Cause or without Good Reason.  In the event of a Termination by the Company for Cause or by Torres without Good Reason, Latin-American shall forfeit all of the Restricted Shares to the Company for no consideration, and shall have no rights or claims with respect to any of the Restricted Shares.

(c) Termination without Cause or with Good Reason.   In the event of a Termination by the Company without Cause or by Torres for Good Reason, the Company (or its designee(s)) shall have the right but not the obligation to repurchase (the “Repurchase Right”) all or any portion of the Restricted Shares (the “Repurchase Shares”) from Latin-American for an amount equal to the Fair Market Value of the Repurchase Shares as of the date of the Termination. If the Termination is due solely to the death of Torres prior to June 10, 2012, the Company may, in its sole discretion, elect to accelerate the vesting of any and all Restricted Shares in lieu of exercising its Repurchase Right to such Restricted Shares. The Repurchase Right shall be exercisable at any time during the period (the “Repurchase Period”) commencing on the date of Termination and ending on the 30th day following the date of Termination.  For avoidance of doubt, the Repurchase Right shall not apply to any vested Shares, which shall be retained by Latin-American.  The Repurchase Right shall be exercisable by the Company (or its designee(s)) by written notice delivered to Latin-American prior to the expiration of the Repurchase Period.  The notice shall indicate the number of Repurchase Shares to be purchased and the date (not later than 10 days after the expiration of the Repurchase Period) on which the purchase is to be effected.  The closing of an exercise of the Repurchase Right shall take place at the principal office of the Company on the date specified in the written notice delivered by the Company (or its designee(s)).  At the closing, payment of the price with respect to the Repurchase Shares shall be made by the Company (or its designee) in cash, bank check or wire transfer of immediately available funds to an account designated in advance by Latin-American and the Repurchase Shares shall be transferred on the books and records of the Company.

2. General Restriction on Transfer. Restricted Shares shall not be transferable, and neither the Restricted Shares nor any interest therein may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than to the Company or its assignees or designees. Any sale, transfer, assignment, pledge, encumbrance or other disposition of Restricted Shares other than in accordance with this Section shall be void.  The Company shall not be required (i) to transfer on its books any Restricted Shares sold, transferred or otherwise disposed of in violation of this Section or (ii) to treat as owner of any Restricted Shares, or to pay dividends in respect of Restricted Shares to, any person purporting to have acquired Restricted Shares or any beneficial interest therein.  Latin American acknowledges that stock certificates representing the Restricted Shares shall bear appropriate legends reflecting the restrictions set forth in this Agreement.

Latin-American Fuels Corporation
June 10, 2010

3.  Miscellaneous.  This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof and shall be binding upon and inure to the benefit of any successor or assign of the Company.  This Agreement may be executed in one or more counterparts all of which together shall constitute but one instrument.

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If this letter accurately reflects your understanding and agreement as to the matters set forth above, please sign and return to the undersigned the enclosed copy of this letter.

Very truly yours,

Freedom Resources Enterprises, Inc.

By:	/s/	Edward Mooney
	Name:	Edward Mooney
	Title:	Managing Member

ACCEPTED and AGREED this
10th day of June, 2010

Latin-American Fuels Corporation

By:	/s/ Fernando T. Casas
Fernando T. Casas, President

/s/ Fernando T. Casas
Fernando T. Casas, individually

ANNEX I
DEFINED TERMS

The following definitions shall be in effect under the Agreement:

“Cause” shall mean (i) a material breach by Torres or Latin-American of the terms and conditions of this Agreement,  which, if such violation or breach is curable, shall not have been cured within twenty (20) business days after receipt of written notice from the Company specifying such breach; (ii) commission by Torres of an act of fraud, embezzlement, misappropriation, theft or material dishonesty or material breach of fiduciary duty; (iii) Latin-American’s conviction on an entry of any pleas other than “Not Guilty” to any felony involving theft or fraud.

"Fair Market Value” means, as of any date of determination, the fair market value of the Shares as determined by independent appraisal by an appraiser mutually selected by the parties.

“Good Reason” shall mean a material breach by the Company of this Agreement, , which, if curable, shall not have been cured within twenty (20) business days after receipt of written notice from Latin-American specifying such breach.

“Restricted Shares” shall have the meaning set forth in the Agreement.

“Shares” shall have the meaning set forth in the Agreement.

"Termination" means a termination of the Torres’ employment relationship with the Company by the Company or Torres, for any reason, whether with or without Cause or Good Reason.